OFFER TO PURCHASE FOR CASH
UP TO 2,000,000 SHARES OF COMMON STOCK OF
INVENTRUST PROPERTIES CORP.
AT
$1.55 PER SHARE BY
LIQUIDITY PARTNERS TRUST I
(the "Purchaser")

THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 5:00
P.M., EASTERN TIME, ON DECEMBER 1, 2017, UNLESS THE OFFER IS EXTENDED.

The Purchaser hereby offers to purchase up to 2,000,000 Shares of common stock (the "Shares") in InvenTrust Properties Corp. (the "Company") at a purchase price equal to **$1.55 per Share**, in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the "Offer to Purchase") and in the related Transfer Agreement, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Purchaser is not affiliated with the Company or its management and has not sought the Company's approval for the Offer. Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after October 30, 2017 (the "Offer Date"); and will include an assignment to Purchaser of all dividends (including distributions of stock) paid after December 1, 2017, or such other date to which this Offer may be extended (the "Expiration Date"). Any Stockholder desiring to tender any or all of such Stockholder's Shares should complete and sign the Transfer Agreement (a copy of which is enclosed with this Offer to Purchase) in accordance with the instructions in the Transfer Agreement and mail or deliver the Transfer Agreement and any other required documents to CFX Direct, LLC (the "Tender Service Agent") at the address set forth below by the Expiration Date. Alternatively, any Stockholder desiring to tender Shares can complete and sign the Transfer Agreement through the electronic portal at http://www.cfxtender.com/InvenTrust (the "Web Portal") in accordance with the Transfer Agreement Instructions. Questions or requests for assistance or additional copies of documents may be directed to the Tender Service Agent at the address set forth below:

Tender Service Agent
CFX Direct, LLC
226 W Ojai Ave #101-512
Ojai, CA 93023
Phone: (646) 883-2396
E-Mail Address: tender@CFXtender.com

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF MORE THAN 2,000,000 SHARES ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN, AND THE PURCHASER IS UNABLE OR UNWILLING TO ACCEPT FOR PAYMENT SUCH ADDITIONAL SHARES, THE PURCHASER WILL ACCEPT FOR PURCHASE 2,000,000 SHARES FROM TENDERING STOCKHOLDERS ~~(WHO DO NOT ELECT THE 'ALL OR NONE' OPTION)~~ ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A STOCKHOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH STOCKHOLDER.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE TRANSFER AGREEMENT. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

THE SHARES DO NOT HAVE ANY READILY ASCERTAINABLE MARKET VALUE AS THERE IS NO ESTABLISHED PUBLIC TRADING MARKET FOR THE SHARES. THERE CAN BE NO ASSURANCE THAT THE PRICE PER SHARE OFFERED IN THIS TENDER OFFER IS AT OR ABOVE "MARKET VALUE" FOR THE SHARES.

October 30, 2017

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TABLE OF CONTENTS

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To the Stockholders of InvenTrust Properties Corp.:

INTRODUCTION

The Purchaser hereby offers to purchase up to 2,000,000 Shares at a purchase price of $1.55 per Share ("Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. Stockholders who tender their Shares will not be obligated to pay any transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares (other than customary wire fees). The Purchaser will pay all such costs and all charges and expenses of the Tender Service Agent in connection with the Offer. For further information concerning the Purchaser, see Section 10 below and Schedule I.

The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 12 of this Offer to Purchase and prior to the Expiration Date, to terminate the Offer and not accept for payment any Shares, and (iii) to amend the Offer in any respect prior to the Expiration Date. Notice of any such extension, termination, or amendment will promptly be disseminated to Stockholders in a manner reasonably designed to inform Stockholders of such change. In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14d-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

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SUMMARY TERM SHEET

The following are some of the principal terms and considerations regarding the Offer. This summary is not complete, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Transfer Agreement.

INFORMATION ABOUT THE PURCHASER

The offer to purchase your Shares is being made by Liquidity Partners Trust I, a Delaware statutory trust (the "Purchaser"). The Purchaser would need approximately $~~3,100,00~~3,100,000 to purchase the total amount of Shares being sought and up to an additional $250,000 to cover related fees and expenses. The Purchaser has sufficient capital to fund all of its commitments under this Offer. Because this is a cash offer that is not conditioned on financing being available, the Purchaser has more than adequate resources to complete the Offer, the total amount of Shares being sought and that will be owned following the Offer is only 0.27% of the common shares outstanding, and the Purchaser has no intention to take control of the Company, other information concerning the Purchaser's financial condition is not material to a decision whether or not to tender your Shares. Neither the Purchaser nor the Tender Service Agent is affiliated with the Company or the Company's management.

EXPIRATION AND EXTENSIONS OF THE OFFER

You will have at least until 5:00 P.M., Eastern Time, on December 1, 2017, to tender your Shares in the Offer. The Offer can be extended in our discretion. If we extend the Offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern Time, on the business day after the day on which the Offer was scheduled to expire, and the Purchaser will post an announcement on the same website where the Offer is available (see below). See Section 5. Extension of Tender Period; Termination; Amendment.

PAYMENT FOR THE SHARES TENDERED

Upon the Expiration of the Offer and our acceptance of the Shares you tender, the Purchaser will pay you upon confirmation from the Company's transfer agent that the Shares are being transferred to Purchaser, which should occur within seven business days of receiving the necessary documentation. See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4. Withdrawal Rights.

DETERMINATION OF THE OFFER PRICE

The Purchaser is making the Offer for investment purposes. In establishing the purchase price of $1.55 per Share, the Purchaser is motivated to establish the most efficient price which might be acceptable to Stockholders consistent with the Purchaser's objectives. See Determination of the Offer Price.

HOW TO TENDER SHARES

To tender your Shares, you must either properly (i) complete, duly execute and deliver the Transfer Agreement (a copy of which is enclosed with this Offer to Purchase) with any other documents required by the Transfer Agreement to the Tender Service Agent at: CFX Direct, LLC, 226 W Ojai Ave #101-512, Ojai, CA 93023, phone: (646) 883-2396, in either case no later than the time the Offer expires OR (ii) complete the required documentation through the Tender Service Agent's online portal at http://www.cfxtender.com/InvenTrust, in either case, no later than the time the Offer expires. If you have questions, please contact the Tender Service Agent at (646) 883-2396 or tender@CFXtender.com. The tendering Stockholder need not complete an original Transfer Agreement if he, she or it uses the Web Portal, and a tendering Stockholder need not use the Web Portal if he, she or it submits the duly executed original of the Transfer Agreement and other required documentation. A Stockholder may tender any or all Shares owned by such Stockholder. See Section 3. Procedures for Tendering Shares.

The Purchaser desires to purchase up to 2,000,000 Shares. If the number of Shares validly tendered and not properly withdrawn is less than or equal to 2,000,000, the Purchaser will purchase all such Shares upon the terms and subject to the conditions of the Offer. If more than 2,000,000 Shares are so tendered and not properly withdrawn, and we are unable or unwilling to accept for payment such additional Shares, we will accept for payment and pay for 2,000,000 Shares, pro rata according to the number of Shares tendered, rounded down to the nearest whole number of

Shares tendered by each Stockholder to avoid purchases of fractional Shares. ~~However, you have the option to sell "All or None" of your Shares by checking the appropriate box on the Transfer Agreement. If you check the "All or None" option on the Transfer Agreement, the Purchaser will purchase your Shares only if it can purchase all of your Shares; otherwise, you will be deemed to automatically withdraw your tender.~~ See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4. Withdrawal Rights.

HOW TO WITHDRAW SHARES PREVIOUSLY TENDERED TO PURCHASER

You can withdraw previously tendered Shares at any time until the Offer has expired. To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Tender Service Agent while you still have the right to withdraw the Shares. See Section 4. Withdrawal Rights.

SIGNIFICANT CONDITIONS TO THE OFFER

There are no conditions to the Offer based on a minimum number of Shares tendered, the availability of financing, or the success of the Offer. However, we may not be obligated to purchase any Shares if certain conditions occur, such as legal or government actions which would prohibit the purchase, or if there is a material adverse change in the Company or its business. Please see the discussion in Section 12, Conditions of the Offer, for a description of all conditions. Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchaser or the Tender Service Agent, to subject yourself to personal jurisdiction in New York, and that the prevailing party in any such action will be entitled to recover attorneys' fees and costs.

THE COMPANY'S RESPONSE TO THE OFFER

The Purchaser has not sought the approval or comments of the Company. The Company may be expected to respond with the Company's position on the Offer in the next two weeks.

INFORMATION CONCERNING THE OFFER IS ON-LINE

The Purchaser is making the Letter to Stockholders, Offer to Purchase, Transfer Agreement, Transfer Agreement Instructions, and any material amendment to the Offer, available on the internet at http://www.cfxtender.com/InvenTrust. The Web Portal will also provide instructions for Stockholders to submit a completed Transfer Agreement electronically. In addition, the Corporation is subject to the information and reporting requirements of the Exchange Act and information about the Corporation can be obtained on the Securities and Exchange Commission's (the "Commission") EDGAR system, at its internet web site at www.sec.gov.

WHO TO CALL WITH QUESTIONS ABOUT THE TENDER OFFER

Questions or requests for assistance or additional copies of documents may be directed to the Tender Service Agent, CFX Direct, LLC, toll free at (646) 883-2396, or to the e-mail address: tender@cfxtender.com.

CERTAIN INFORMATION ABOUT THE COMPANY AND SHARES

General Background Information

The address of the Company's principal executive offices is 3025 Highland Parkway, Suite 350, Downers Grove, Illinois 60515. The Company had approximately 156,654 Stockholders of record, according to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The Company had 773,515,187 outstanding Shares as of August 1, 2017, according to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017. The Purchaser and its affiliates currently beneficially own ~~103,751,020~~103,751.020 Shares of the Company, or approximately 0.01% of the outstanding Shares. The 2,000,000 Shares subject to the Offer constitute approximately 0.26% of the outstanding Shares.

Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Company or its management, has been derived from information provided in reports filed by the Company with the Securities and Exchange Commission.

For information about the Company, please refer to the Annual Report on Form 10-K prepared by the Company which was sent to all holders of record, the Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any other materials made available by the Company. These documents contain updated information concerning the Company, including detailed information regarding the properties owned, including mortgages, rental rates, operations, management, and taxes. In addition, the Company is subject to the information and reporting requirements of the Exchange Act and information about the Company can be obtained on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549 at prescribed rates.

Effect of the Offer on the Company

If the total number of Stockholders drops below 300, or below 500 if the Company's total assets are below $10 million for three consecutive preceding fiscal years, the Company can elect to discontinue its status as a public reporting company and its obligation to file the reports filed by public companies under applicable rules of the Securities and Exchange Commission. The Company had approximately 156,654 Stockholders of record, according to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. It is theoretically possible that the Offer could result in the total number of Stockholders falling below 300; however, given that the Offer is for only approximately 0.26% of the outstanding Shares of the Company, this possibility seems extremely unlikely.

The Purchaser has no present intention to seek control of the Company or to change the management or operations of the Company. The Purchaser does not have any present intention to take action in connection with the liquidation of the Company or with any extraordinary transaction concerning the Company or its assets. Although the Purchaser does not have any present intention to take any action with respect to management or control of the Company, the Purchaser reserves the right, at an appropriate time, to exercise its rights to vote on matters subject to a Stockholder vote, including any vote affecting the sale of the Company's assets and the liquidation and dissolution of the Company.

DETERMINATION OF THE OFFER PRICE

In determining the Offer Price of $1.55 per Share, the Purchaser reviewed and considered certain publicly available information including among other things: (i) Annual Reports on Form 10-K, (ii) Quarterly Reports on Form 10-Q; (iii) other reports filed with the Commission; (iii) the lack of an established market for selling the Shares and the resulting lack of liquidity of an investment in the Company; (iv) capitalization rates for properties of the type owned by the Company, generally; (v) the costs to the Purchaser of making the Offer; and (vi) the most recent reported prices for offers to purchase or for sales of Shares. The Purchaser determined the Offer Price pursuant to its own analysis. The Purchaser did not obtain current independent valuations or appraisals of the Company's assets.

The Shares do not have a readily ascertainable market value, and neither the Stockholders nor the Purchaser has any reliable means for determining the actual present value of the Shares. There is no established public trading market for the Shares, nor does the Company expect that a public market will develop.

The Company's estimated value per share (unaudited) as of May 5, 2017, was approximately $3.29 per Share, according to the Company's Current Report on Form 8-K filed with the Commission on May 5, 2017. As a result of the absence of an established public trading market for Stockholders, the Purchaser may not need to offer as high a price for the Shares as it would otherwise. On the other hand, the Purchaser takes a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchaser will have limited liquidity for the Shares upon consummation of the purchase. The Direct Investments Spectrum, an independent secondary market reporting publication, reported sales of Shares on secondary markets at an average price of $2.16 per Share during the period June 1, 2017 through July 31, 2017, the most recent period reported. The Stanger Report, a quarterly publication covering direct participation programs and non-traded REITs, reported sales of Shares on secondary markets at prices between $1.42 and $2.22 per Share during the period March 1, 2017 through May 31, 2017, the most recent period reported. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange and does not state what, if any, fees or commissions applied to the transactions reported. The Purchaser does not know whether the foregoing information is accurate or complete. Between September 26, 2017 and October 12, 2017, the Purchaser acquired Shares at purchase prices of between $1.93 and $2.01 per Share; the sellers in these transactions may have received less per Share after the payment of commissions and other fees. The Purchaser is unaware of any other recent trading prices.

The Purchaser is offering to purchase Shares that are an illiquid investment and is not offering to purchase the Company's underlying assets. Accordingly, estimates of Share value are only some of many factors used by the Purchaser in arriving at the Offer Price. Other factors considered by the Purchaser include the discount to potential liquidation value that is acceptable to Purchaser given the illiquidity of the Shares, and the Purchaser's desire to set an Offer Price that will be acceptable to some Stockholders and will also enable Purchaser to make a profit by holding on to the Shares until the Company is liquidated. No independent person has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Shares may be relevant to Stockholders. Stockholders are urged to consider carefully all of the information contained herein and consult with their own advisers, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Shares.

The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, the Purchaser reserves the right to gauge the response to this solicitation, and may consider future offers. Factors affecting the Purchaser's future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchaser and its affiliates, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Company's operations or business plan, and developments in real estate and financial markets.

If, prior to the Expiration Date, the Purchaser increases the consideration offered to Stockholders pursuant to the Offer, such increased consideration will be paid with respect to all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration. Stockholders are urged to read this Offer to Purchase and the accompanying Transfer Agreement carefully before deciding whether to tender their Shares.

TENDER OFFER

Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for Shares validly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 5:00 P.M., Eastern Time, on December 1, 2017, unless and until the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as extended by the Purchaser, shall expire. The Offer is conditioned on satisfaction of certain conditions. See Section 12, which sets forth the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), in its sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering Stockholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of Stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchaser will promptly pay for all validly tendered Shares upon confirmation from the Company that the Stockholder owns the Shares, and the Purchaser does not intend to imply that the foregoing rights of the Purchaser would permit the Purchaser to delay payment for validly tendered Shares following expiration.

The Purchaser does not anticipate and has no reason to believe that any condition or event will occur that would prevent the Purchaser from purchasing tendered Shares as offered herein. Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchaser or the Tender Service Agent, to subject yourself to personal jurisdiction in New York, and that the prevailing party in any such action will be entitled to recover attorney fees and costs. However, by so doing, you are not waiving any of your rights under the federal securities laws or any rule or regulation thereunder. See Section 13. Certain Legal Matters.

Section 2. Acceptance for Payment and Payment for Shares; Proration. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Shares validly tendered and not properly withdrawn in accordance with Section 4, promptly following the Expiration Date and upon confirmation from the

Company or its transfer agent that you own the Shares and that such Shares may be transferred. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Tender Service Agent of a properly completed and duly executed Transfer Agreement and any other documents required by the Transfer Agreement or the Company's transfer agent, and confirmation from the Company's transfer agent that the Shares are being transferred to Purchaser. Confirmation of the transfer should be made within seven business days of the transfer agent's receipt of the necessary documentation. The Purchaser or its agent will transmit documentation to the transfer agent as soon as practicable, but no later than five business days after the Expiration Date, or three business days after the receipt of custodial signatures or missing documents required by the Transfer Agreement or the transfer agent.

The Purchaser desires to purchase up to 2,000,000 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 2,000,000, we will purchase all Shares so tendered and not properly withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 2,000,000 Shares are so tendered and not properly withdrawn, and we are unable or unwilling to accept for payment such additional Shares, we will accept for payment and pay for 2,000,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Stockholder to avoid purchases of fractional Shares, as appropriate. In the event that proration is required, because of the difficulty of immediately determining the precise number of Shares to be accepted, the Purchaser will announce the final results of proration as soon as practicable. The Purchaser may not be able to submit to the Company's transfer agent the Shares tendered until after the final proration factor has been determined.

Stockholders may indicate, by checking a box on the Transfer Agreement (the "All or None" Box), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. See Section 4, Withdrawal Rights. If more than 2,000,000 Shares have been properly tendered without checking the All or None Box, and we are unable or unwilling to accept for payment such additional Shares, then the above description of proration will apply only to tenders of such Shares that do not have the All or None Box checked.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment (and thereby purchased) tendered Shares when, as and if the Purchaser gives oral or written notice to the Tender Service Agent of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Tender Service Agent, which will act as agent for the tendering Stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering Stockholders.

Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment. If any tendered Shares are not purchased for any reason (other than proration adjustments), the Transfer Agreement with respect to such Shares not purchased will be of no force or effect and the Purchaser may destroy such Transfer Agreement. If for any reason acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Shares tendered, then, without prejudice to the Purchaser's rights under Section 12, the Tender Service Agent may, nevertheless, retain tendered Shares and related documents, and those Shares may not be withdrawn except to the extent that the tendering Stockholders are otherwise entitled to withdrawal rights as described in Section 4 herein, subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act, to pay Stockholders the purchase price in respect of Shares tendered or return documents, if any, representing those Shares promptly after termination or withdrawal of the Offer; except that the Purchaser may delay payment until it receives confirmation that the Stockholder owns the Shares. If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Stockholders pursuant to the Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to the Offer, whether or not such Shares were tendered prior to such increase.

Section 3. Procedures for Tendering Shares.

Valid Tender. For Shares to be validly tendered pursuant to the Offer, there are two options: (i) complete, duly execute and deliver the Transfer Agreement (a copy of which is enclosed with this Offer to Purchase) with any other documents required by the Transfer Agreement to the Tender Service Agent at: CFX Direct, LLC, 226 W Ojai Ave #101-512, Ojai, CA 93023, phone: (646) 883-2396, in either case no later than the time the Offer expires OR (ii) complete the required documentation through the Tender Service Agent's online portal at http://www.cfxtender.com/InvenTrust, in either case, no later than the time the Offer expires. The tendering Stockholder need not complete an original Transfer Agreement if he, she or it uses the Web Portal, and a tendering Stockholder need not use the Web Portal if he, she or it submits the duly executed original of the Transfer Agreement and other required documentation. A Stockholder may tender any or all Shares owned by such Stockholder. **In order for a tendering Stockholder to participate in the Offer, Shares must be validly tendered and not properly withdrawn prior to the Expiration Date, which is 5:00 P.M., Eastern Time, on December 1, 2017, or such date to which the Offer may be extended. The method of delivery of the Transfer Agreement and all other required documents is at the option and risk of the tendering Stockholder and delivery will be deemed made only when actually received by the Tender Service Agent.**

Certain Transfer Agreement Terms. By executing a Transfer Agreement (either online or by sending an original copy) as set forth above, a tendering Stockholder irrevocably appoints the Purchaser as such Stockholder's attorney-in-fact and proxy with respect to the tendered Shares, with full power of substitution, to effectuate the transfer of ownership of the Shares, including to execute additional instruments and documents that may be required, to withdraw all prior tenders of the Shares, and to direct any custodian to do the foregoing; and upon acceptance for payment of the Shares, to change the address of record, to receive all benefits and exercise all voting and other rights of beneficial ownership of the Shares. In addition, with respect to Shares which are accepted for payment and purchased pursuant to the Offer: Stockholder assigns to Purchaser all of the Stockholder's rights to receive dividends from the Company other than those dividends paid prior to or on the Expiration Date; a Stockholder assigns all rights to receive any unpaid proceeds of any claim or action brought for the benefit of Stockholders; and all prior proxies given by such Stockholder with respect to such Shares will be revoked, and no subsequent proxies may be given (and if given will not be effective). In addition, by executing a Transfer Agreement, a tendering Stockholder is making the representations and warranties set forth in Schedule II attached hereto.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.   All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding, subject to a stockholders' ability to seek review of any contested determination by an arbitrator pursuant to Section 13. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Shares tendered may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Shares of any particular Stockholder, and the Purchaser's interpretation of the terms and conditions of the Offer (including the Transfer Agreement and the Transfer Agreement Instructions) will be final and binding, subject to a stockholders' ability to seek review of any contested determination by an arbitrator pursuant to Section 13. None of the Purchaser, the Tender Service Agent, or any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification. A tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering Stockholder's representation and warranty that (i) such Stockholder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Stockholders who have granted options to purchase the Shares, hold option rights to acquire such securities, maintain "short" positions in the Shares (i.e., have borrowed the Shares) or have loaned the Shares to a short seller. A Stockholder will be deemed to tender Shares in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Shares and the holder (i) delivers the Shares pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer.

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Shares pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. For withdrawal to be effective a written notice of withdrawal must be timely received by the Tender Service Agent through the Web Portal or at the address set forth in the attached Transfer Agreement. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the Transfer Agreement in the same manner as the Transfer Agreement was signed. If purchase of, or payment for, Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Shares may be retained by the Tender Service Agent on behalf of the Purchaser and may not be withdrawn except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding, subject to a stockholders' ability to seek review of any contested determination by an arbitrator pursuant to Section 13. Neither the Purchaser, nor the Tender Service Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

~~**Automatic Withdrawal Option.** Stockholders may indicate, by checking a box on the Transfer Agreement (the "All or None Box"), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. If at any time during the day of the Expiration Date more than 2,000,000 Shares have been properly tendered, unless the Purchaser amends the Offer to increase the number of Shares to be purchased or the Purchaser is otherwise able and willing to accept for payment such additional Shares, the Purchaser will deem all Shares from Stockholders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur. Stockholders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Transfer Agreement with their preferred election, in the manner described in Section 3 herein.~~

Section 5. Extension of Tender Period; Termination; Amendment. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares by giving oral or written notice of such extension to the Tender Service Agent, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 12, to terminate the Offer and not accept for payment any Shares by giving oral or written notice of such termination to the Tender Service Agent, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Shares being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Tender Service Agent prior to the Expiration Date.

If the Purchaser extends the Offer, the Tender Service Agent may retain tendered Shares on behalf of the Purchaser, and such Shares may be withdrawn to the extent tendering Stockholders are entitled to withdrawal rights as described in Section 4 (generally, if notice of withdrawal is given to the Tender Service Agent prior to the Expiration Date). However, the ability of the Purchaser to delay payment for Shares that the Purchase has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchaser pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer. If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the class of securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time. Any material change in the terms of the Offer will be published, sent, or given to you in a manner reasonably designed to inform you of such change.

Any extension, termination, or amendment will be followed ~~as~~ promptly ~~as practicable~~ by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(d) under the Exchange Act), the Purchaser will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a press release. The Purchaser may also be required by applicable law to disseminate to Stockholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer. The Purchaser will not provide a subsequent offering period following the Expiration Date.

Section 6. Material Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR STOCKHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws and does not address the consequences for non-U.S. Stockholders. Certain Stockholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. **EACH STOCKHOLDER TENDERING SHARES SHOULD CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.**

Gain or Loss. A taxable Stockholder will recognize a gain or loss on the sale of such Stockholder's Shares in an amount equal to the difference between (i) the amount realized by such Stockholder on the sale and (ii) such Stockholder's tax basis in the Shares sold. If the Stockholder reports a loss on the sale, such loss generally could not be currently deducted by such Stockholder except against such Stockholder's capital gains from other investments. The tax basis in the Shares of a Stockholder will depend upon individual circumstances. Each Stockholder who plans to tender hereunder should consult with the Stockholder's own tax advisor as to the Stockholder's tax basis in the Stockholder's Shares and the resulting tax consequences of a sale. A tax-exempt Stockholder (other than an organization described in Code Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Shares pursuant to the Offer, assuming that such Stockholder does not hold its Shares as a "dealer" and has not acquired such Shares with debt financed proceeds.

Backup Federal Income Tax Withholding. To prevent the possible application of 28% backup federal income tax withholding with respect to payment of the Offer Price for Shares purchased pursuant to the Offer, a tendering Stockholder must provide the Tender Service Agent with such Stockholder's correct taxpayer identification number and make certain certifications that such Stockholder is not subject to backup federal income tax withholding. Each tendering Stockholder must insert in the Transfer Agreement the Stockholder's taxpayer identification number or social security number in the space provided on the front of the Transfer Agreement. The Transfer Agreement also includes the certifications referred to above. (See the Instructions to the Transfer Agreement.)

Section 7. Effects of the Offer.

Limitations on Resale. The Purchaser does not believe the provisions of the Company's articles of incorporation should restrict transfers of Shares pursuant to the Offer.

Effect on Trading Market. If a substantial number of Shares are purchased pursuant to the Offer the result would be a reduction in the number of Stockholders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Shares and none is expected to develop. Therefore, the Purchaser does not believe a reduction in the number of Stockholders will materially further restrict the Stockholders' ability to find purchasers for their Shares through secondary market transactions.

Voting Power of Purchaser. The Company holds annual meetings to elect directors and conduct other business. Votes of Stockholders might also be solicited for matters affecting the fundamental structure of the Company, such as the sale of the properties and dissolution of the Company. The Purchaser reserves the right to exercise any and all rights it might hold in the event that any vote is called by the Company, or if, in the future, changes in circumstances would dictate that it or other Stockholders exercise its right to vote. Thus, if the Purchaser purchases a significant number of the outstanding Shares of the Company (pursuant to this and any other tender offers and other purchases), it may eventually be in a position to control the Company by virtue of being able to vote in board of directors elections and other matters requiring Stockholder consent. However, the Purchaser has no present intention to seek to purchase such a significant number of the outstanding Shares, and this Offer to Purchase is for only 0.26% of the Company's outstanding Shares.

Other Potential Effects. The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its Stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Stockholders. Registration and reporting requirements could be terminated by the Company if the number of record holders falls below 300, or below 500 if the Company's total assets are below $10 million for three consecutive preceding fiscal years. The Company reported a total of approximately 156,654 Stockholders of record in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The Purchaser is offering to purchase up to 2,000,000 Shares. Accordingly, it is theoretically possible that the Offer could result in the total number of Stockholders falling below 300; however, given that the Offer is for only 0.26% of the outstanding Shares of the Company, this possibility seems extremely unlikely. As disclosed by the Company in its public reports, there has never been a public trading market for the Shares and none is expected to develop, so the Company's status as a public company will not affect a trading market in the Shares. A change in the Company's status as a public company could reduce the information available to Stockholders about the Company if the information required to be provided to Stockholders by the Company's articles of incorporation and bylaws is not as extensive as that provided in reports required to be filed by public companies under applicable rules of the Securities and Exchange Commission.

Section 8. Future Plans. Following the completion of the Offer, the Purchaser, or its affiliates, may acquire additional Shares. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Shares purchased pursuant to the Offer. The Purchaser is seeking to purchase a total of 2,000,000 Shares. If the Purchaser acquires fewer than 2,000,000 Shares pursuant to the Offer, the Purchaser may seek to make further purchases on the open market at prevailing prices, or solicit Shares pursuant to one or more future tender offers at the same price, a higher price or, if the Company's circumstances change, at a lower price. Alternatively, the Purchaser may discontinue any further purchases of Shares after termination of the Offer, regardless of the number of Shares purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, as noted above, the Purchaser reserves the right to gauge the response to this solicitation, and may consider future offers. Factors affecting the Purchaser's future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchaser and its affiliates, the current diversification and performance of Liquidity Partners Trust I's trust portfolio, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Company's operations or business plan, and developments in real estate and financial markets.

The Purchaser is acquiring the Shares pursuant to the Offer solely for investment purposes. The Purchaser has no present intention to seek control of the Company or to change the management or operations of the Company. The Purchaser does not have any present intention to take any action in connection with the liquidation of the Company. The Purchaser nevertheless reserves the right, at an appropriate time, to exercise its rights as a Stockholder to vote on matters subject to a Stockholder vote, including, but not limited to, any vote to cause the sale of the Company's properties and the liquidation and dissolution of the Company. Except as expressly set forth herein, the Purchaser has no present intention to seek control of the Company, to cause the Company to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of the Company, to make any change in the dividend policies, indebtedness or capitalization of the Company or to change the structure, management or operations of the Company, the listing status of the Shares or the reporting requirements of the Company.

Section 9. Conflicts of Interest. From time to time the Tender Service Agent may serve as auction agent and, directly or through an affiliated broker-dealer, act as an agent in a transaction of common stock of the Company. The Tender Service Agent is unaffiliated with the Purchaser. The Tender Service Agent will be compensated by the Purchaser for its services in connection with the Offer, including a flat fee and a percentage of the value of the Shares purchased. The Tender Service Agent and its affiliates make no recommendation about the Offer, or the financial ability of the Purchaser to complete the Offer.

Section 10. Certain Information Concerning the Purchaser. The Purchaser is Liquidity Partners Trust I, a Delaware statutory trust. U.S. Bancorp ("Parent") is the ultimate parent of the trustee of Purchaser, U.S. Bank Trust National Association. For information concerning Parent and the respective principals of Parent, please refer to Schedule I attached hereto. The principal business of the Purchaser is investment in securities, particularly real estate-based securities. The principal business address of the Purchaser is c/o U.S. Bank Trust National Association, 300

Delaware Avenue, Suite 900 Wilmington, Delaware 19801 Attention: Corporate Trust Administration. The business telephone number of the Purchaser is (646) 883-2396. The Purchaser has sufficient capital to fund all of its commitments under this Offer, including the amounts required to fund the acquisition of all Shares subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchaser. The Purchaser has aggregate assets that are more than sufficient to fund its collective obligation to purchase Shares in this Offer and any other outstanding tender offers.

Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons named in Schedule I nor any affiliate of the Purchaser beneficially owns or has a right to acquire any Shares, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons named in Schedule I nor any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares within the past 60 days, (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons named in Schedule I nor any affiliate of the Purchaser has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Purchaser or, to the best knowledge of the Purchaser, the persons named in Schedule I, or any affiliate of the Purchaser on the one hand, and the Company or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser, the persons named in Schedule I, or any affiliate of the Purchaser on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons named in Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (vii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons named in Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Section 11. Source of Funds. The Purchaser expects that approximately $3,100,000 would be required to purchase 2,000,000 Shares, if tendered, and up to an additional $250,000 may be required to pay related fees and expenses. The Purchaser expects to obtain these funds through existing cash and cash equivalents, liquid securities on hand and other financial resources which are readily available and are committed to that purpose, and which are sufficient to provide the funds required in connection with the Offer without any new borrowings. Accordingly, there are no financing arrangements that might fall through and no alternative financing plans.

Section 12. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or to pay for any Shares tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date. As of the Offer Date, the Purchaser is unaware of any such required authorizations, approvals, or waiting periods relating to this Offer. The Purchaser shall not be required to accept for payment or pay for any Shares and may terminate or amend the Offer as to such Shares if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Shares by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's Stockholders, (iii) requires divestiture by the Purchaser of any Shares, (iv) materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Company, in the reasonable judgment of the Purchaser, or (v) seeks to impose any new material condition to the making of the Offer or the acceptance for payment of or payment for any Shares by the Purchaser;

(b) there shall be: (1) any statute, rule, regulation, or order proposed, enacted, enforced, promulgated, issued, or deemed applicable to the Offer by any federal or state court, government, or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; or (2) any other action taken; either of which will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c) any change or development shall have occurred, been disclosed or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in the reasonable judgment of the Purchaser, is or will be materially adverse to the Company, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or will have a material adverse effect on the value of the Shares;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(e) any court, government, administrative agency or other governmental authority, shall attempt to require any authorization, consent, filing or waiting period in order for the Offer to be consummated, or any such authority shall make comments or inquiries concerning the Offer, and the Purchaser is unable to demonstrate to such authority that such authorization, consent, filing or waiting period is not required, or resolve to the satisfaction of any such authority any comments or inquiries made concerning the Offer;

(f) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than fifty percent of the outstanding Shares have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Shares beneficially owned by such person or group as disclosed in such statement by two percent or more of the outstanding Shares; or

(g) the Company or its transfer agent shall have closed the stock transfer books of the Company or taken similar action to suspend, restrict or materially delay the transfer of Shares, or made an announcement of an intention take any of the foregoing actions.

The foregoing conditions are for the sole benefit of the Purchaser and may be asserted or may be waived in whole or in part at any time and from time to time prior to the Expiration Date solely by the Purchaser in its reasonable discretion. The Offer will remain open for a period of at least five business days following any such waiver of a material condition. A waiver of any of the foregoing conditions in this Section shall apply to all Stockholders tendering Shares. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties, subject to the parties' ability to seek review of any contested determination by an arbitrator pursuant to Section 13.

Section 13. Certain Legal Matters.

General. Except as set forth in this Section 13, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention to seek such additional approval or action. However, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or adverse consequences that could cause the Purchaser to elect to terminate the Offer without purchasing Shares thereunder. The Purchaser's obligation to purchase and pay for Shares is subject to certain conditions, including conditions related to the legal matters discussed in this Section 13.

Antitrust. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Shares pursuant to the Offer.

Margin Requirements. The Shares are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of States, including Maryland, where the Company is incorporated, have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such States or which have substantial assets, security holders, principal executive offices or principal places of business therein. The Purchaser is not seeking a controlling block of Shares or such a number of Shares as to fall within these States statutes and, therefore, does not believe that any anti-takeover laws apply to the transactions contemplated by the Offer. Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer or any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase or pay for any Shares tendered.

Arbitration Agreement. By tendering your Shares, you agree that any dispute, claim, or controversy you may have with Purchaser or the Tender Service Agent arising out of or related to this Offer, including the determination of the scope or applicability of this agreement to arbitrate, or a purchase of Shares shall be resolved by binding arbitration in New York, New York. The arbitration shall be administered by JAMS pursuant to its Arbitration Rules and Procedures ("Rules"). If one party fails to respond within twenty days after the other party mails a written list of arbitrators by either agreeing to one of the proposed arbitrators or suggesting three or more alternate arbitrators, the proposing party may select the arbitrator from among its initial list and JAMS shall then appoint that arbitrator to preside over the arbitration. If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the Rules. Where reasonable, the arbitrator shall schedule the arbitration hearing within four months after being appointed. The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues. The arbitrator's decision will be final and binding upon the parties. A judgment upon any award may be entered in a court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration, including all JAMS fees; provided that, in the award, the prevailing party shall be entitled to recover all of its costs and expenses, including reasonable attorneys' fees and costs, arbitrator fees, JAMS fees and costs, and any attorneys' fees and costs incurred in compelling arbitration. The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations. The Transfer Agreement and this Arbitration Agreement will be interpreted, construed, and governed according to federal securities laws and the laws of the State of New York; provided that all matters relating to arbitration shall be governed by the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.). This agreement to arbitrate shall not preclude the parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. Any dispute or claim arising out of or related to the Transfer Agreement or this Arbitration Agreement that, for any reason, is not arbitrated, will be subject to the exclusive jurisdiction of the State of New York and federal courts located in New York, New York, and Purchaser and Stockholder expressly submit and consent to the exclusive jurisdiction of such courts located in New York County, New York, and waive all defenses to jurisdiction and venue.

Section 14. Fees and Expenses. The Purchaser has retained CFX Direct, LLC to act as Tender Service Agent in connection with the Offer. The Purchaser (and not any seller) will pay the Tender Service Agent compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Tender Service Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Tender Service Agent is not affiliated with the Company or the Company's management.

The Purchaser will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer, although each tendering Stockholder will be responsible for the costs of a wire if requested ($5), which will be deducted from the payment for the Shares. Payments by ACH or paper check will be processed at no cost to the tendering Stockholder.

Section 15. Miscellaneous. THE OFFER IS ~~NOT~~ BEING MADE TO ~~(NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF)~~ STOCKHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING

~~OF THE OFFER~~ ~~OR THE ACCEPTANCE THEREOF~~ ~~WOULD NOT BE IN COMPLIANCE WITH~~ ~~THE LAWS OF SUCH JURISDICTION.~~ ALL HOLDERS OF SHARES. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL. IF THE PURCHASER BECOMES AWARE OF ANY STATE IN WHICH THE MAKING OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH APPLICABLE LAW, THE PURCHASER WILL MAKE A GOOD FAITH EFFORT TO COMPLY WITH ANY SUCH LAW. IF, AFTER SUCH GOOD FAITH EFFORT, THE PURCHASER CANNOT COMPLY WITH ANY SUCH LAW, THE OFFER WILL NOT BE MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF SHARES RESIDING IN SUCH STATE.

No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Transfer Agreement and, if given or made, such information or representation must not be relied upon as having been authorized. **Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchaser or the Tender Service Agent out of or related to the Offer, to subject yourself to personal jurisdiction in New York, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.**

SCHEDULE I

THE PURCHASER AND ITS EXECUTIVE OFFICERS

The Purchaser is Liquidity Partners Trust I, a Delaware statutory trust. U.S. Bank Trust National Association is the trustee of the Purchaser (the "Trustee"). U.S. Bancorp ("Parent") is the ultimate parent of the Trustee. The names of the controlling persons and executive officers of Parent are set forth below. The Purchaser has made the offer and is solely liable for satisfying its terms.

U.S. Bancorp

The names of the controlling persons and executive officers of U.S. Bancorp are set forth below. To the best of our knowledge based on publicly available information, each individual is a citizen of the United States of America. The principal business address of U.S. Bancorp is 800 Nicollet Mall, Minneapolis, Minnesota 55402.

Richard K. Davis, Mr. Davis, 59, is the Executive Chairman and former Chief Executive Officer of U.S. Bancorp. He has served as Chairman since December 2007 and served as Chief Executive Officer from December 2006 to April 2017. He also served as President from October 2004 until January 2016 and was the Chief Operating Officer of U.S. Bancorp from October 2004 until December 2006. Mr. Davis has held management positions with our company since joining Star Banc Corporation, one of our predecessors, as Executive Vice President in 1993.

Douglas M. Baker, Jr., Mr. Baker, 58, is the Chairman and Chief Executive Officer of Ecolab Inc., a provider of water and hygiene services and technologies for the food, hospitality, industrial and energy markets. He has served as Chairman since May 2006 and Chief Executive Officer since July 2004. He served as President of Ecolab from 2002 until 2011. He joined Ecolab in 1989 and held various leadership positions within the company before being named President and Chief Operating Officer in 2002.

Warner L. Baxter, Mr. Baxter, 55, is the Chairman, President and Chief Executive Officer of Ameren Corporation, a regulated electric and gas utility company serving customers in Missouri and Illinois. He has served in these positions since 2014. Mr. Baxter served as Chairman, President and Chief Executive Officer of Ameren Missouri from 2009 to 2014 and as Executive Vice President and Chief Financial Officer of Ameren Corporation from 2003 to 2009. In addition, he also served as President and Chief Executive Officer of Ameren Services from 2007 to 2009.

Marc N. Casper, Mr. Casper, 48, is the President and Chief Executive Officer of Thermo Fisher Scientific Inc., a leader in life sciences and healthcare technologies. He has served as President and Chief Executive Officer since 2009. He served as Executive Vice President and Chief Operating Officer from 2008 to 2009 and Executive Vice President of Thermo Fisher and President of its Analytical Technologies business from 2006 to 2008. He joined Thermo Electron Corporation, a predecessor to Thermo Fisher Scientific, in 2001 and held various leadership positions within that company before being named Executive Vice President of Thermo Fisher in 2006.

Andrew Cecere, Mr. Cecere, 56, is the President and Chief Executive Officer of U.S. Bancorp. He has served as President of U.S. Bancorp since January 2016 and Chief Executive Officer since April 2017. He also served as Vice Chairman and Chief Operating Officer from January 2015 until January 2016. From February 2007 until January 2015, Mr. Cecere served as U.S. Bancorp's Vice Chairman and Chief Financial Officer. Until that time, he served as Vice Chairman, Wealth Management and Securities Services of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

Arthur D. Collins, Jr., Mr. Collins, 69, is the retired Chairman and Chief Executive Officer of Medtronic, Inc., a leading medical device and technology company. Mr. Collins served as Chairman of Medtronic from 2002 until August 2008 and Chief Executive Officer from 2002 until August 2007. Mr. Collins served as President of Medtronic from 1996 to 2002 and also as Chief Operating Officer from 1994 to 2002. Since April 2009, Mr. Collins has acted as a senior advisor for Oak Hill Capital Partners, which manages a private equity portfolio of over $8 billion of private equity capital and over $20 billion of investment capital. He is also a managing partner of Acorn Advisors, LLC, which provides consulting services to nonprofit organizations.

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Kimberly J. Harris, Ms. Harris, 51, is the President and Chief Executive Officer of Puget Energy, Inc., an energy services holding company, and its subsidiary Puget Sound Energy, Inc., a utility company providing electric and natural gas service in the northwest United States. She has served in these positions since March 2011. Ms. Harris served as President of Puget Energy and Puget Sound Energy from July 2010 through February 2011 and as Executive Vice President and Chief Resource Officer from May 2007 until July 2010. Ms. Harris served as Senior Vice President Regulatory Policy and Energy Efficiency of these companies from 2005 until May 2007.

Roland A. Hernandez, Mr. Hernandez, 59, is the Founding Principal and Chief Executive Officer of Hernandez Media Ventures, a privately held company engaged in the acquisition and management of media assets. He has served in this capacity since January 2001. Mr. Hernandez served as Chairman of Telemundo Group, Inc., a Spanish-language television and entertainment company, from 1998 to 2000 and as President and Chief Executive Officer from 1995 to 2000.

Doreen Woo Ho, Ms. Woo Ho, 69, is a Commissioner of the San Francisco Port Commission, the governing board responsible for the San Francisco, California, waterfront adjacent to San Francisco Bay. She has served on the Port Commission since May 2011 and served as President from 2012 to 2014. Ms. Woo Ho served as President and Chief Executive Officer of United Commercial Bank, a California commercial bank, from September 2009 to November 2009. She served as President of Community Banking at United Commercial from January 2009 to September 2009. Ms. Woo Ho served as Executive Vice President responsible for Enterprise Marketing, Student Loans and Corporate Trust, at Wells Fargo & Company, a diversified financial services company, in 2008. She served as President of the Consumer Credit Group of Wells Fargo from 1998 to 2007. Ms. Woo Ho was also a member of the Wells Fargo Management Committee from 1999 to 2008.

Olivia F. Kirtley, Ms. Kirtley, 66, a Certified Public Accountant and Chartered Global Management Accountant, has served as a business consultant on strategic, risk and corporate governance issues since 2000. She also served as the President of the International Federation of Accountants (IFAC), the global organization for the accountancy profession which facilitates the establishment of international auditing, ethics and education standards, from 2014 to 2016, and as Deputy President of IFAC from 2012 to 2014. Prior to 2000, she served as a senior manager at a predecessor to auditing firm Ernst & Young LLP, and as Treasurer, Vice President and Chief Financial Officer at Vermont American Corporation.

Karen S. Lynch, Ms. Lynch, 54, is the President of Aetna Inc., a diversified health care benefits company. She has served as President since 2014. She served as Executive Vice President of Aetna's Local and Regional business from 2013 to 2014 and Executive Vice President of Aetna's Specialty Products business from 2012 to 2013. Ms. Lynch served as President of Magellan Health Services Inc., a health care management company, from 2009 to 2012. Prior to joining Magellan Health, she served in various leadership roles at Cigna Corporation, a global health insurance service company, from 1999 to 2009. Ms. Lynch began her career as a Certified Public Accountant at auditing firm Ernst & Young LLP.

Richard P. McKenney, Mr. McKenney, 48, is the President and Chief Executive Officer of Unum Group, a workplace financial protection benefits company. He has served as President since April 2015 and as Chief Executive Officer since May 2015. Mr. McKenney served as Executive Vice President and Chief Financial Officer of Unum from 2009 to 2015. Prior to joining Unum in 2009, he served as Executive Vice President and Chief Financial Officer at Sun Life Financial, Inc., an international financial services company, from 2006 to 2009.

David B. O'Maley, Mr. O'Maley, 70, is the retired Chairman, President and Chief Executive Officer of Ohio National Mutual Holdings, Inc. and its subsidiary Ohio National Financial Services, Inc., an intermediate insurance holding company that markets insurance and financial products through its affiliates, including The Ohio National Life Insurance Company. Mr. O'Maley served as Executive Chairman of these companies from November 2010 to May 2012 after serving as Chairman, President and Chief Executive Officer of Ohio National Mutual Holdings and Ohio National Financial Services from 1994 until November 2010. He joined Ohio National in 1992.

O'dell M. Owens, M.D., M.P.H., Dr. Owens, 69, is the President and Chief Executive Officer of Interact for Health, a regional health and wellness company, and has served in this role since October 2016. He previously served as the Interim Health Commissioner and Medical Director for the Cincinnati Health Department from November 2015 to October 2016 and as the President of Cincinnati State Technical and Community College, an institution of higher education, from September 2010 until September 2015. Dr. Owens has been a member of the Federal Reserve Bank of Cleveland's Cincinnati Business Advisory Council since 2012. He has also been providing services as an independent consultant in medicine, business, education and work-site employee benefits since 2001 and served as the President and Chairman of the Board for Project GRAD (Graduation Really Achieves Dreams), a national non-profit organization

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formed to improve inner-city education, from 2001 until 2015. From 2004 to 2010, Dr. Owens also served as Coroner of Hamilton County, Ohio.

Craig D. Scnuck, Mr. Schnuck, 68, is the former Chairman and Chief Executive Officer of Schnuck Markets, Inc., a regional supermarket chain. He was elected President of Schnuck Markets in 1984 and served as Chief Executive Officer from 1989 until January 2006. He also served as Chairman from January 1991 until December 2006. Mr. Schnuck continued to be active in the Schnuck Markets business as Chair of its Executive Committee from 2007 until 2014 and was named Chairman Emeritus in 2014.

Scott W. Wine, Mr. Wine, 49, is the Chairman and Chief Executive Officer of Polaris Industries Inc., a worldwide manufacturer and marketer of innovative high-performance motorized products. He has served as Chairman since 2013, and Chief Executive Officer since 2008. Mr. Wine served as President of Fire Safety Americas, a division of United Technologies Corporation, from 2007 to 2008. Prior to that time, Mr. Wine held various senior leadership positions at Danaher Corporation and Honeywell International, Inc. from 1996 to 2007.

Jennie P. Carlson, Ms. Carlson is Executive Vice President, Human Resources, of U.S. Bancorp. Ms. Carlson, 56, has served in this position since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

James L. Chosy, Mr. Chosy is Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy, 53, has served in this position since March 1, 2013. He also served as Corporate Secretary of U.S. Bancorp from March 2013 until April 2016. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.

Terrance R. Dolan, Mr. Dolan is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Dolan, 55, has served in this position since August 2016. From July 2010 to July 2016, he served as Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp's Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

John R. Elmore, Mr. Elmore is Vice Chairman, Community Banking and Branch Delivery, of U.S. Bancorp. Mr. Elmore, 60, has served in this position since March 2013. From 1999 to 2013, he served as Executive Vice President, Community Banking, of U.S. Bancorp and its predecessor company, Firstar Corporation.

Leslie V. Godridge, Ms. Godridge is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Ms. Godridge, 61, has served in this position since January 2016. From February 2013 until December 2015, she served as Executive Vice President, National Corporate Specialized Industries and Global Treasury Management, of U.S. Bancorp. From February 2007, when she joined U.S. Bancorp, until January 2013, Ms. Godridge served as Executive Vice President, National Corporate and Institutional Banking, of U.S. Bancorp. Prior to that time, she served as Senior Executive Vice President and a member of the Executive Committee at The Bank of New York, where she was head of BNY Asset Management, Private Banking, Consumer Banking and Regional Commercial Banking from 2004 to 2006.

Gunjan Kedia, Ms. Kedia is Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp. Ms. Kedia, 45, has served in this position since joining U.S. Bancorp in December 2016. From October 2008 until May 2016, she served as Executive Vice President of State Street Corporation where she led the core investment servicing business in North and South America and served as a member of State Street's management committee, its senior most strategy and policy committee. Previously, Ms. Kedia was an Executive Vice President of global product management at Bank of New York Mellon from 2004 to 2008.

James B. Kelligrew, Mr. Kelligrew is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Mr. Kelligrew, 51, has served in this position since January 2016. From March 2014 until December 2015, he served as Executive Vice President, Fixed Income and Capital Markets, of U.S. Bancorp, having served as Executive Vice President, Credit Fixed Income, of U.S. Bancorp from May 2009 to March 2014. Prior to that time, he held various leadership positions with Wells Fargo Securities from 2003 to 2009, and with Bank of America Securities from 1993 to 2003.

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Shailesh M. Kotwal, Mr. Kotwal is Vice Chairman, Payment Services, of U.S. Bancorp. Mr. Kotwal, 52, has served in this position since joining U.S. Bancorp in March 2015. From July 2008 until May 2014, he served as Executive Vice President of TD Bank Group with responsibility for retail banking products and services and as Chair of its enterprise payments council. From 2006 until 2008, he served as President, International, of eFunds Corporation. Previously, Mr. Kotwal served in various leadership roles at American Express Company from 1989 until 2006, including responsibility for operations in North and South America, Europe and the Asia-Pacific regions.

P.W. Parker, Mr. Parker is Vice Chairman and Chief Risk Officer of U.S. Bancorp. Mr. Parker, 60, has served in this position since December 2013. From October 2007 until December 2013 he served as Executive Vice President and Chief Credit Officer of U.S. Bancorp. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

Katherine B. Quinn, Ms. Quinn is Vice Chairman and Chief Administrative Officer of U.S. Bancorp. Ms. Quinn, 52, has served in this position since April 2017. From September 2013 to April 2017, she served as Executive Vice President and Chief Strategy and Reputation Officer of U.S. Bancorp and has served on U.S. Bancorp's Managing Committee since January 2015. From September 2010 until January 2013 she served as Chief Marketing Officer of WellPoint, Inc. (now known as Anthem, Inc.), having served as Head of Corporate Marketing of WellPoint from July 2005 until September 2010. Prior to that time, she served as Chief Marketing and Strategy Officer at The Hartford from 2003 until 2005.

Jeffry H. von Gillern, Mr. von Gillern is Vice Chairman, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 51, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

Tim Welsh, Mr. Welsh is Vice Chairman, Consumer Banking Sales and Support, of U.S. Bancorp. Mr. Welsh, 51, has served in this position since joining U.S. Bancorp in July 2017. From July 2006 until June 2017, he served as a Senior Partner at McKinsey & Company where he specialized in financial services and the consumer experience. Previously, Mr. Welsh served as a Partner at McKinsey from 1999 to 2006.

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SCHEDULE II

REPRESENTATIONS OF TENDERING STOCKHOLDERS

The Purchaser has retained the services of CFX Direct, LLC ("CFX") ("Tender Service Agent") to provide facilities for the settlement and payment of the tendered Shares as contemplated by the Offering. The Tender Service Agent is independent of the Purchaser. The Tender Service Agent is not acting on behalf of the Stockholders and owes no duty to the Stockholders, fiduciary or otherwise, to advise them of their rights under the Offering.

Stockholders that tender their Shares will be deemed to make the following representations and warranties to the Tender Service Agent when signing the Transfer Agreement.

The Stockholder warrants and represents to the Tender Service Agent that:

a) It has the full right, power and authority to execute the Transfer Agreement.
b) It owns the Shares of InvenTrust Properties Corp., free and clear of any and all liens, encumbrances, claims, charges and assessments.
c) It has not relied upon any representation or warranty made by the Tender Service Agent or its affiliates with respect to the value or marketability of the Security. Seller accepts sole responsibility for the decision to sell Security at the determined tender price.
d) The tender price of the Shares may be above or below the net asset value or book value of the Shares.
e) It is selling the Shares for its own account.
f) The Tender Service Agent did not solicit the Stockholder.
g) It, and its advisers, if any, have had access to all information regarding the Shares necessary to make an informed investment decision regarding the Offering.
h) It has not relied on Tender Service Agent or any of its affiliates for investment or tax advice.
i) The Tender Service Agent's responsibilities for documents does not begin until they come into the possession of the Tender Service Agent and does not extend to failures or delays in the receipt or delivery of the documents caused by the parties to the Offer to Purchase.
j) The Tender Service Agent shall not be liable for any negligence, default, or insolvency of any correspondent, agent or subagent of parties subject to the Offer to Purchase or the loss, theft, damage, or destruction of any documents in the course of delivery, acceptance or transmission.
k) The Tender Service Agent is entitled to rely upon the representation of the transfer agent or affiliate for the Shares with respect to title and ownership of the Shares.
l) The Tender Service Agent may determine, in its sole and absolute discretion, whether or not to accept a Stockholder as eligible for the Offer to Purchase.
m) The Tender Service Agent has not offered an exact time when the Stockholder can expect proceeds from the settlement of the Offer to Purchase.

STOCKHOLDER AGREES TO LIMITED POWER OF ATTORNEY

The undersigned Stockholder agrees and does hereby appoint CFX Direct, LLC, a Delaware limited liability company ("CFX"), to be the true and legal attorney-in-fact, with full power to execute, acknowledge, record, file, deliver and receive any and all contracts, agreements, letter agreements, documents, instruments, and reports, and to take any and all other actions on behalf of the undersigned that are or may be required or appropriate in connection with the transfer of the interest in InvenTrust Properties Corp. The undersigned further gives and grants CFX full power and authority to perform every act necessary or proper to be done in the exercise of any of the forgoing as fully as the undersigned might or could do if personally present, and hereby ratify and confirm and agree to ratify and confirm whatsoever CFX shall do or purport to do in the exercise of the power hereby conferred. CFX may assign this right.

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Summary report: Litéra® Change-Pro TDC 10.1.0.300 Document comparison done on 11/7/2017 9:02:01 PM	
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Intelligent Table Comparison: Active	
Original filename: Inventrust -- Tender Offer to Purchase (Amendment No. 1 - SEC Comments).docx	
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